February 9, 2018

Attn: Jay Ingram, Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: G-MES Holdings Inc.

Registration Statement on Form S-1

Filed July 10, 2017

File No. 333-219211

Ladies and Gentlemen:

G-MES Holdings Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 2, 2017, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we have amended our registration statement, and respectfully submit the following responses:

1.	Please provide the page number on which your risk factors begin and highlight the cross-reference to your risk factors by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Response: We have revised as instructed.

2.	Please disclose that Mr. Saw does not have any prior experience conducting best efforts offerings, if applicable, and include Risk Factor disclosure.

Response: We have revised as instructed.

3.	Please disclose here and in “The Offering” subsection on page 17 whether Mr. Saw will sell shares as a selling shareholder prior to or simultaneously with his efforts to sell shares on behalf of your company. To the extent applicable, please disclose any conflicts arising from Mr. Saw conducting the offering on a best efforts basis and Mr. Saw participating as a selling shareholder in his personal capacity. Please include risk factor disclosure if necessary.

Response: We have revised as instructed, and we do not believe there will be any conflict as Mr. Saw will not be selling any shares until after the offering has closed and FINRA has approved a 15c2-11 application filed by a market maker on behalf of the Company.

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4.	Please disclose here that your company needs $1,500,000 in proceeds to implement and support your operations for the next six months.

Response: We have revised as instructed.

5.	Please add an individual risk factor addressing the risks raised by the fact that your sole executive officer, director and office are all located outside of the United States, including the difficulty investors may have effecting service of process.

Response: We have revised as instructed.

6.	Please add an individual risk factor addressing the risks raised by the fact that you are materially reliant upon SoftTec Products LP.

Response: We have revised as instructed.

7.	Please revise your disclosures to clearly indicate your historical results of operations prior to September 2016 include the operations of G-MES International since the initial date the companies were under common control and disclose such date.

Response: We have revised as instructed.

8.	We note your disclosure that for the period ended March 31, 2017 the Company had $63,506 in Other Income compared to $44,204 for the comparable period ended March 31, 2016. Please expand your disclosures to clearly explain the material change and discuss the underlying facts and circumstances that drove the change. Please refer to Items 303(a)(3)(i) of Regulation S-K.

Response: We have updated our disclosure for the period ended September 30, 2017, and have revised our disclosure to include an explanation regarding the Other Income variance.

9.	Please describe the general development of your predecessor, G-MES International PTE Ltd., for the two years preceding your acquisition of their operations. See Item 101(h) of Regulation S-K.

Response: We have revised as instructed.

10.	Please revise here and in your Summary section to provide enhanced disclosure of your current and planned operations. For instance, we note disclosure on your website that you have established a distributorship management arm, G-MES Asia Pacific (HK) Limited, to expand your operations in Hong Kong and that you are in the advanced stages of developing software technology for the management of construction projects, your statement in Plan of Operation on page 23 that you plan to acquire manufacturing rights to SoftTec Products, LP’s products and that you plan to invest in product development and plant manufacturing and that you appear to operate as a contractor in addition to having retail and distribution operations. See Item 101(h)(4)(i) of Regulation S-K.

Response: We have revised as instructed.

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11.	Please provide enhanced disclosure of, and the work performed for, the Singapore Housing Development Board and explain how your company operated as a floor safety contractor since 2012 before entering the master distributor agreement with SoftTec Products, LP in 2016. See Item 101(h) of Regulation S-K.

Response: We were a customer of SoftTec Products, LP prior to entering the master distributor agreement with them, and we have added disclosure to that effect.

12.	Please provide supplemental support for the assertion on page 31 that you are “the market leader in the public residential market segment, [and you are] taking a leading position in the healthcare, and hotel and hospitality sectors as well.”

Response: This assertion is based on Mr. Saw’s extensive experience in the industry and interactions with numerous general contractors in Singapore. The Company has over 15 contracts with contractors in Singapore covering the public residential market and the healthcare and hotel and hospitality sectors, and the Company will make the contracts available to the Staff upon request subject to standard confidentiality protections as the Company is concerned with competitor access to those contracts.

13.	You state here that you have developed different types of slip resistant products. Elsewhere throughout your prospectus you indicate that your sole asset is the right to distribute products developed by SoftTec Products, LP. It is unclear whether you are acting solely as a distributor or whether you are also engaged in manufacturing the products you supply. Please revise to remove the implication that you have developed slip resistant products and clarify that you are acting solely as a distributor, or revise throughout your prospectus, including in Plan of Operation, to disclose your manufacturing operations.

Response: We have revised as instructed.

14.	Please clarify throughout your discussion that you are referencing products from SlipDoctor and not SlipMedic.

Response: We have branded SoftTec Products, LP’s SlipDoctor™ range of products as the “SlipMedic” range of products in Singapore, and we have revised the registration statement to clarify this distinction.

15.	Please provide the source for or explain to us how you established the data in the Market Share and Quality Standards charts on pages 40 and 41.

Response: The data formerly included was derived Mr. Saw’s experience and interactions with customers. We have removed that data from the registration statement as it is not easily independently verifiable.

16.	We note that the Department of Health, The Government of Hong Kong SAR hyperlink does not appear to provide the source material for the chart reporting causes of mortality in Hong Kong. Please revise or advise.

Response: The chart was compiled based on data gathered at the hyperlinked website, where three sets of reports based on the options ‘Leading External Causes of Mobidity and Mortality’ \ ‘Number of Deaths, Death Rate and Proportionate Mortality by Leading External Causes of Morbidity and Mortality by Age Group’ for the years 2013, 2014 and 2015 were selected and generated. We have filed the data spreadsheets supplementally with this Response Letter.

17.	Please provide the sources for Chart 4 on page 43 and Chart 5 on page 44.

Response: These charts can be found at the following website:

http://www.budget.gov.hk/2013/eng/budget27.html.

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18.	Please explain the relevance to your company of the last two paragraphs on page 44 and the first paragraph on page 45 and clarify in your registration statement that the material is derived from the Hong Kong Financial Secretary’s 2013-2014 budget speech.

Response: We have revised to clarify that the material is derived from that speech and have removed the last two paragraphs.

19.	Please update your security ownership of certain beneficial owners and management as of the most recent practicable date. See Item 403 of Regulation S-K.

Response: We have revised as instructed.

20.	Please disclose that your company is limited to 50 shareholders, as established in Article 2 of your Articles of Association, and include Risk Factor disclosure.

Response: The Company is not limited to 50 shareholders, although the Company’s wholly owned Singapore subsidiary is subject to that limit. As the subsidiary is wholly owned by the Company and will not have any shareholders other than the Company, we do not believe that we need to include disclosure that the subsidiary is limited to 50 shareholders.

21.	In the first sentence of the third paragraph in this section, please explain to us how you arrived at a remaining 32,350,000 unregistered shares of common stock outstanding after this offering.

Response: We have updated our disclosure based on shares currently issued and outstanding, and the revised 32,410,000 share reference has been calculated as follows:

31,520,000 shares outstanding prior to offering, plus 3,273,000 shares issuable upon automatic conversion of convertible notes upon effectiveness of the registration statement, minus 2,383,000 selling shareholder shares being registered equals 32,410,000.

22.	Please expand your assessment to address the effect that any matters may have on your cash flows in addition to your financial position and results of operations.

Response: We have revised as instructed.

23.	Please revise to also disclose whether July 7, 2017 represents the date the financial statements were issued or the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1.

Response: We have revised as instructed.

24.	Please amend to include an audit report that clearly references the statement of operations and comprehensive income (loss) for the years ended December 31, 2016 and December 31, 2015. Refer to paragraph 8 of AS3101. Please ensure that the consent filed with your filing also references the appropriate financial statements.

Response: We have retained a new independent certifying accountant, who has performed a new audit and issued a new audit report, which is included with our amendment.

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25.	We note your disclosure in Experts on page 56 that you are obligated to issue 60,000 shares of your common stock to Brunson Chandler & Jones, PLLC in consideration of previous legal services. Please provide disclosure of this transaction pursuant to Item 701, or tell us why you are not required to do so. Please note that Item 701(c) of Regulation S-K requires disclosure regardless of whether consideration occurred in the form of cash.

Response: We have revised as instructed.

26.	Please file as exhibits all contracts representing convertible promissory notes outstanding or a form of convertible promissory note. See Item 601(b)(4) of Regulation S-K.

Response: We have filed as an exhibit the form of the convertible promissory note (and accompanying securities purchase agreement) used by the noteholders.

Thank you for your assistance and review.

Sincerely,

G-MES Holdings Inc.

/s/ Samuel Saw Peng Hao Samuel Saw Peng Hao Chief Executive Officer

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Comment 16 Exhibit

				Report Creation Date : 24-OCT-2014

Number of Deaths, Death Rate and Proportionate Mortality by Leading External Causes of Morbidity and Mortality by Age Group, 2013 (Ranking is based on 2013's number of deaths)
Rank	Detailed List No. ICD 10th Revision	Disease Group	Number of Deaths	Death Rate (per 100,000 population of respective age group)	Proportionate Mortality (as % of total deaths of respective age group)

All ages
1	X60-X84	Intentional self-harm	999	13.9	53.7%
2	W00-W19	Falls	232	3.2	12.5%
3	V01-V99	Transport accidents	140	1.9	7.5%
4	X40-X49	Accidental poisoning by and exposure to noxious substances	137	1.9	7.4%

5	W65-W74	Accidental drowning and submersion	30	0.4	1.6%
6	X85-Y09	Assault	27	0.4	1.5%
7	X00-X09	Exposure to smoke, fire and flames	18	0.3	1.0%
		All other external causes of death	277	3.9	14.9%
		All external causes	1,860	25.9	100.0%

Under 1 year
1a	W75-W84	Other accidental threats to breathing	1	2.3	33.3%
1b	X40-X49	Accidental poisoning by and exposure to noxious substances	1	2.3	33.3%

1c	X85-Y09	Assault	1	2.3	33.3%
		All external causes	3	6.9	100.0%

1-4 years
1	W00-W19	Falls	3	1.4	75.0%
2	X00-X09	Exposure to smoke, fire and flames	1	0.5	25.0%
		All external causes	4	1.8	100.0%

5-14 years
1a	V01-V99	Transport accidents	5	0.9	27.8%
1b	X60-X84	Intentional self-harm	5	0.9	27.8%
3	W65-W74	Accidental drowning and submersion	3	0.6	16.7%
4a	W00-W19	Falls	1	0.2	5.6%
4b	X00-X09	Exposure to smoke, fire and flames	1	0.2	5.6%
4c	X85-Y09	Assault	1	0.2	5.6%
		All other external causes of death	2	0.4	11.1%
		All external causes	18	3.4	100.0%

15-44 years
1	X60-X84	Intentional self-harm	384	12.4	68.1%
2	X40-X49	Accidental poisoning by and exposure to noxious substances	70	2.3	12.4%

3	V01-V99	Transport accidents	31	1.0	5.5%
4	W00-W19	Falls	17	0.5	3.0%
5	X85-Y09	Assault	13	0.4	2.3%
		All other external causes of death	49	1.6	8.7%
		All external causes	564	18.2	100.0%

45-64 years
1	X60-X84	Intentional self-harm	337	14.8	59.8%
2	X40-X49	Accidental poisoning by and exposure to noxious substances	53	2.3	9.4%

3	V01-V99	Transport accidents	47	2.1	8.3%
4	W00-W19	Falls	46	2.0	8.2%
5	X85-Y09	Assault	10	0.4	1.8%
		All other external causes of death	71	3.1	12.6%
		All external causes	564	24.8	100.0%

65 years and above
1	X60-X84	Intentional self-harm	271	26.5	38.5%
2	W00-W19	Falls	165	16.2	23.5%
3	V01-V99	Transport accidents	57	5.6	8.1%
4	X40-X49	Accidental poisoning by and exposure to noxious substances	13	1.3	1.8%

5	W65-W74	Accidental drowning and submersion	10	1.0	1.4%
		All other external causes of death	187	18.3	26.6%
		All external causes	703	68.8	100.0%

Unknown age		All external causes	4	N.A.	N.A.

Notes:

The population-related figures are compiled based on the population estimates under the "resident population" approach.

All ages include unknown age.

Death rates and proportionate mortality may not add up to total due to rounding.

Classification of diseases and causes of death is based on the International Statistical Classification of Diseases and Related Health Problems (ICD) 10th Revision from 2001 onwards. Figures from 2001 onwards may not be comparable with figures for previous years which were compiled based on the ICD 9th Revision.

If disease groups have the same number of deaths, they will be assigned the same rank and a letter starting from ‘a’ will be added on the suffix of each rank to signify the existence of certain disease groups with the same number of deaths in the specified rank. In such case, the number of leading causes of deaths listed may be greater than that specified in the report heading.

N.A. = Not applicable.

				Report Creation Date : 01-OCT-2015

Number of Deaths, Death Rate and Proportionate Mortality by Leading External Causes of Morbidity and Mortality by Age Group, 2014 (Ranking is based on 2014's number of deaths)
Rank	Detailed List No. ICD 10th Revision	Disease Group	Number of Deaths	Death Rate (per 100,000 population of respective age group)	Proportionate Mortality (as % of total deaths of respective age group)

All ages
1	X60-X84	Intentional self-harm	926	12.8	50.5%
2	W00-W19	Falls	241	3.3	13.1%
3	X40-X49	Accidental poisoning by and exposure to noxious substances	140	1.9	7.6%

4	V01-V99	Transport accidents	127	1.8	6.9%
5	W65-W74	Accidental drowning and submersion	32	0.4	1.7%
6	X85-Y09	Assault	13	0.2	0.7%
7	X00-X09	Exposure to smoke, fire and flames	4	0.1	0.2%
		All other external causes of death	351	4.8	19.1%
		All external causes	1,834	25.3	100.0%

Under 1 year
1a	W75-W84	Other accidental threats to breathing	1	2.0	33.3%
1b	X85-Y09	Assault	1	2.0	33.3%
		All other external causes of death	1	2.0	33.3%
		All external causes	3	6.0	100.0%

1-4 years
1	W00-W19	Falls	1	0.5	25.0%
		All other external causes of death	3	1.4	75.0%
		All external causes	4	1.9	100.0%

5-14 years
1	X60-X84	Intentional self-harm	4	0.7	44.4%
2	X85-Y09	Assault	2	0.4	22.2%
3a	V01-V99	Transport accidents	1	0.2	11.1%
3b	W65-W74	Accidental drowning and submersion	1	0.2	11.1%
		All other external causes of death	1	0.2	11.1%
		All external causes	9	1.7	100.0%

15-44 years
1	X60-X84	Intentional self-harm	338	11.0	66.8%
2	X40-X49	Accidental poisoning by and exposure to noxious substances	71	2.3	14.0%

3	V01-V99	Transport accidents	27	0.9	5.3%
4	W00-W19	Falls	17	0.6	3.4%
5	W65-W74	Accidental drowning and submersion	5	0.2	1.0%
		All other external causes of death	48	1.6	9.5%
		All external causes	506	16.5	100.0%

45-64 years
1	X60-X84	Intentional self-harm	324	14.1	58.1%
2	X40-X49	Accidental poisoning by and exposure to noxious substances	56	2.4	10.0%

3	V01-V99	Transport accidents	51	2.2	9.1%
4	W00-W19	Falls	40	1.7	7.2%
5	W65-W74	Accidental drowning and submersion	12	0.5	2.2%
		All other external causes of death	75	3.3	13.4%
		All external causes	558	24.3	100.0%

65 years and above
1	X60-X84	Intentional self-harm	260	24.4	34.7%
2	W00-W19	Falls	183	17.2	24.4%
3	V01-V99	Transport accidents	48	4.5	6.4%
4a	W65-W74	Accidental drowning and submersion	13	1.2	1.7%
4b	X40-X49	Accidental poisoning by and exposure to noxious substances	13	1.2	1.7%

		All other external causes of death	233	21.9	31.1%
		All external causes	750	70.4	100.0%

Unknown age		All external causes	4	N.A.	N.A.

Notes:

The population-related figures are compiled based on the population estimates under the "resident population" approach.

All ages include unknown age.

Death rates and proportionate mortality may not add up to total due to rounding.

Classification of diseases and causes of death is based on the International Statistical Classification of Diseases and Related Health Problems (ICD) 10th Revision from 2001 onwards. Figures from 2001 onwards may not be comparable with figures for previous years which were compiled based on the ICD 9th Revision.

If disease groups have the same number of deaths, they will be assigned the same rank and a letter starting from ‘a’ will be added on the suffix of each rank to signify the existence of certain disease groups with the same number of deaths in the specified rank. In such case, the number of leading causes of deaths listed may be greater than that specified in the report heading.

N.A. = Not applicable.

				Report Creation Date : 10-JUL-2017

Number of Deaths, Death Rate and Proportionate Mortality by Leading External Causes of Morbidity and Mortality by Age Group, 2015 (Ranking is based on 2015's number of deaths)
Rank	Detailed List No. ICD 10th Revision	Disease Group	Number of Deaths	Death Rate (per 100,000 population of respective age group)	Proportionate Mortality (as % of total deaths of respective age group)

All ages
1	X60-X84	Intentional self-harm	991	13.6	49.7%
2	W00-W19	Falls	327	4.5	16.4%
3	X40-X49	Accidental poisoning by and exposure to noxious substances	138	1.9	6.9%

4	V01-V99	Transport accidents	110	1.5	5.5%
5	W65-W74	Accidental drowning and submersion	48	0.7	2.4%
6	X85-Y09	Assault	22	0.3	1.1%
7	X00-X09	Exposure to smoke, fire and flames	10	0.1	0.5%
		All other external causes of death	347	4.8	17.4%
		All external causes	1,993	27.3	100.0%

Under 1 year
1	W75-W84	Other accidental threats to breathing	2	3.6	100.0%
		All external causes	2	3.6	100.0%

1-4 years
1a	W00-W19	Falls	2	0.9	50.0%
1b	X85-Y09	Assault	2	0.9	50.0%
		All external causes	4	1.8	100.0%

5-14 years
1	X60-X84	Intentional self-harm	4	0.7	80.0%
		All other external causes of death	1	0.2	20.0%
		All external causes	5	0.9	100.0%

15-44 years
1	X60-X84	Intentional self-harm	354	11.6	67.8%
2	X40-X49	Accidental poisoning by and exposure to noxious substances	54	1.8	10.3%

3	V01-V99	Transport accidents	25	0.8	4.8%
4	W00-W19	Falls	20	0.7	3.8%
5	W65-W74	Accidental drowning and submersion	15	0.5	2.9%
		All other external causes of death	54	1.8	10.3%
		All external causes	522	17.2	100.0%

45-64 years
1	X60-X84	Intentional self-harm	352	15.2	59.8%
2	X40-X49	Accidental poisoning by and exposure to noxious substances	75	3.2	12.7%

3	W00-W19	Falls	50	2.2	8.5%
4	V01-V99	Transport accidents	38	1.6	6.5%
5	W65-W74	Accidental drowning and submersion	14	0.6	2.4%
		All other external causes of death	60	2.6	10.2%
		All external causes	589	25.5	100.0%

65 years and above
1	X60-X84	Intentional self-harm	280	25.1	32.3%
2	W00-W19	Falls	255	22.9	29.4%
3	V01-V99	Transport accidents	47	4.2	5.4%
4	W65-W74	Accidental drowning and submersion	18	1.6	2.1%
5	X40-X49	Accidental poisoning by and exposure to noxious substances	9	0.8	1.0%

		All other external causes of death	257	23.1	29.7%
		All external causes	866	77.7	100.0%

Unknown age		All external causes	5	N.A.	N.A.

Notes :

The population-related figures from 1996 onwards are compiled based on the population estimates under the "resident population" approach instead of the "extended de facto" approach. Also, the 2016 Population By-census conducted from June to August 2016 provides a benchmark for revising the population figures compiled since the 2011 Population Census. Population-related figures from 2012 to 2015 have been revised accordingly.

All ages include unknown age.

Death rate and proportionate mortality may not add up to total due to rounding.

Classification of diseases and causes of death is based on the International Statistical Classification of Diseases and Related Health Problems (ICD) 10th Revision from 2001 onwards. Figures from 2001 onwards may not be comparable with figures for previous years which were compiled based on the ICD 9th Revision.

If disease groups have the same number of deaths, they will be assigned the same rank and a letter starting from ‘a’ will be added on the suffix of each rank to signify the existence of certain disease groups with the same number of deaths in the specified rank. In such case, the number of leading causes of deaths listed may be greater than that specified in the report heading.

N.A. = Not applicable.